LOAN AGREEMENT

This Agreement dated the 26th day of March, 2002.

BETWEEN:
MARK SMITH, a businessman, of 5090 Warwick Terrace, Pittsburgh, PA,
U.S.A.  15213

(the "Lender")
AND:
GLOBALTEX INDUSTRIES INC. a company incorporated under the laws of the Province of British Columbia, having an office at #501 - 535 Thurlow Street Vancouver, BC V6E 3L2

(the "Borrower")

WHEREAS:
A. The Borrower requires additional funds to finance an investor relations program.
B. The Borrower wishes to borrow from the lender, and the Lender wishes to lend to the Borrower the aggregate sum of U.S. $40,000 to finance the above-mentioned investor relations program upon the terms and subject to the conditions hereinafter set forth.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the mutual covenants hereinafter set forth, the parties hereto agree as follows:

1. INTERPRETATION
1.1 Definitions.  In this Agreement:
(a) "Agreement" means this agreement, as amended, supplemented or restated from time to time in writing.
(b) "Business Day" means a day other than a Saturday, Sunday or statutory holiday in British Columbia.
(c) "Event of Default" has the meaning given to it in Section 7.1.
(d) "Loan" has the meaning given to it in Section 2.1.
(e) "Notice" means any notice, approval, election, demand, direction, consent, designation, request, agreement, instrument, certificate or other communication required or permitted to be given or made under this Agreement.
(f) "Permitted Action" means any suit, action, or other proceeding in any way related to or arising out of this Agreement or the Security commenced in the courts of British Columbia and all courts having appellate jurisdiction over those courts, by any party to this Agreement against any other party to this Agreement.
(g) "Person" means any natural person, sole proprietorship, partnership, corporation, trust, joint venture, any Governmental Authority or any incorporated or unincorporated entity or association of any nature.
(h) "Promissory Note" has the meaning given to it in Section 3.1 hereof.

1.2 Business Day. If under this Agreement any payment or calculation is to be made, or any other action is to be taken, on or as of a day which is not a Business Day, the payment or calculation is to be made, or that other action is to be taken, on or as of the next day that is a Business Day.

1.3 Currency. All references to amounts of money, unless otherwise indicated, mean lawful currency of the United States.

1.4 Governing Law. This Agreement and each of the documents contemplated by or delivered under or in connection with this Agreement are governed exclusively by, and are to be enforced, construed and interpreted exclusively in accordance with, the laws of British Columbia and the laws of Canada applicable in British Columbia which will be deemed to be the proper law of the Agreement.

1.5 Severability. Each provision of this Agreement is several. If any provision of this Agreement is or becomes illegal, invalid or unenforceable in any jurisdiction, the illegality, invalidity or unenforceability of that provision will not affect:
(a) the legality, validity or enforceability of the remaining provisions of this Agreement, or
(b) the legality, validity or enforceability of that provision in any other jurisdiction except that if:
(c) on the reasonable construction of this Agreement as a whole, the applicability of the other provision presumes the validity and enforceability of the particular provision, the other provision will be deemed also to be invalid or unenforceable, and
(d) as a result of the determination by a court of competent jurisdiction that any part of this Agreement is unenforceable or invalid and, as a result of this
Section 1.5, the basic intentions of the parties in this Agreement are entirely frustrated, the parties will use all reasonable efforts to amend, supplement or otherwise vary this Agreement to confirm their mutual intention in entering into this Agreement.

1.6 Time of Essence.  Time is of the essence of this Agreement.

1.7 Number and Gender. Unless otherwise specified, words importing the singular include the plural and vice versa and words importing gender include all genders.

2. LOAN COMMITMENT
2.1 The Loan. Subject to the terms and conditions hereof, the Lender will lend to the Borrower U.S. $40,000 (the "Loan"). The Loan is available on a non-revolving basis. The Lender will advance the Loan proceeds by wire transfer to the account of the Borrower or the Borrower's Canadian legal counsel by April 5 2002.

2.2 Interest. The principal amount of the Loan will bear interest at the rate of 10% per annum calculated daily in arrears and compounded annually, both before and after maturity, default and judgment, with interest on overdue interest at the same rate.

2.3 Repayment of Loan. The Borrower will repay the outstanding principal of the Loan plus all accrued interest on or before April 5, 2003.

2.4 Prepayment of Loan. The Borrower may, at its option, pay the Loan, in whole or in part at any time and from time to time, without bonus or penalty. Notwithstanding the payment covenants in Section 2.3, the Borrower will pay the principal amount of the Loan and all then-accrued interest promptly upon the Borrower raising sufficient funds to effect such payment from third-party alternative debt or equity financing sources.

2.5 Place of Payment. The Borrower will make all payments pursuant to this Agreement in immediately available funds at the office of the Lender set out herein or as otherwise directed by the Lender from time to time.

3. SECURITIES LAW
3.1 Securities Law. The Loan will be made in accordance with applicable securities laws and will be subject to the rules and policies of the Canadian Venture Exchange.

3.2 Promissory Note. As evidence of the Loan the Borrower will, commensurate with the advance of the loan pursuant to Section 2.1 above, execute and deliver, or cause to be executed and delivered, to the Lender a promissory note in the form attached hereto as Schedule A (the "Promissory Note").

4.CONDITION PRECEDENT TO BORROWING
The Lender will have no obligation to advance the Loan in whole or in part unless the Lender has received and is satisfied with the form and substance of the Promissory Note and such other documents which the Borrower is required to execute and deliver, or cause to be executed and delivered, to the Lender.

5. REPRESENTATIONS AND WARRANTIES
5.1 Borrower's Representation and Warranties. The Borrower represents and warrants to the Lender that:
(a) the Borrower is a company duly incorporated and validly existing under the laws of British Columbia and is in good standing with respect to the filing of annual reports with the Registrar of Companies for British Columbia;
(b) the Borrower has all requisite corporate power capacity and authority to enter into, execute and deliver this Agreement and to execute and deliver the Promissory Note, the Security and to carry out the obligations contemplated herein and therein;
(c) the execution and delivery of this Agreement and the Promissory Note have been duly and validly authorized by the Borrower; and
(d) no Event of Default has occurred or is continuing.

5.2 Lender's Representations and Warranties. The Lender represents and warrants to the Borrower that he is aware that the Promissory Note is being distributed under an exemption from the registration and prospectus requirements of the Securities Act (British Columbia) and the Rules promulgated thereunder, and states that this Agreement is not being entered into as a result of any information about the affairs of the Borrower that is not generally known to the public save knowledge of this particular transaction.

6. COVENANTS
6.1 Covenants of the Borrower. Until the Lender receives payment in full of the Loan, the Borrower covenants and agrees with the Lender that the Borrower will:
(a) take all reasonable steps to remain in good standing under the Company Act (British Columbia);
(b) give the Lender prompt notice of any Event of Default or any event which, with notice or lapse of time or both would constitute an Event of Default;
(c) observe and perform each of its covenants and agreements set forth in this Agreement; and
(d) not pledge, charge or otherwise further encumber any of its assets while any of the Loan remains outstanding without the prior written consent of the Lender.

6.2 Covenants of the Lender. The Lender will, at the request of the Borrower, provide information and formal declarations as required by applicable laws, regulations and policies in connection with this Agreement or the rules and policies of the Canadian Venture Exchange.

7. DEFAULT
7.1 Events of Default Defined. Event of Default means the occurrence of any of the following events:
(a) the Borrower defaults in any payment when the same is due under this Agreement;
(b) the Borrower becomes insolvent or makes a general assignment for the benefit of its creditors, or if an order is made or effective resolutions are passed for the winding-up, merger or amalgamation of the Borrower or if the Borrower is declared bankrupt or if a custodian or receiver is appointed for the Borrower under any bankruptcy legislation, or if a compromise or arrangement is proposed by the Borrower to its creditors or any class of its creditors, or if a receiver or other officer with like powers is appointed for the Borrower; or
(c) the Borrower defaults in observing or performing any other covenant or agreement of this Agreement on its part to be observed or performed; or
(d) the Borrower breaches any of Borrowers Representations and Warranties or is otherwise in material breach of this Agreement.

7.2 Consequences of Default. If any Event of a Default occurs and is continuing for a period of 21 days after written notice has been given by Lender to the Borrower, the Lender may declare the outstanding Loan to be immediately due and payable and may exercise all of its rights and remedies available at law, including under the Security.

8. GENERAL
8.1 No Assignment by Borrower. The Borrower will not assign this Agreement, or any part of this Agreement, without the prior written consent of the Lender, such consent not to be unreasonably withheld or delayed. Any purported assignment without the required consent is not binding or enforceable against any party.

8.2 Assignment by Lender. The Lender may assign all or any part of this Agreement to any person. By signing this Agreement, the Borrower irrevocably consents to any assignment by the Lender and agrees that the Lender will be released and discharged from this Agreement when, and to the extent that, the Lender has assigned this Agreement.

8.3 Notice. Each Notice to a party to this Agreement must be given in writing. A Notice may be given by delivery to an individual or by fax, and will be validly given if delivered on a Business Day to an individual at the following address, or, if transmitted on a Business Day by fax addressed to the following party:
    if to the Borrower:
Globaltex Industries Inc.
Suite 501 - 535 Thurlow Street
Vancouver, BC  V6E 3L2

Attention.:  Chief Executive Officer

    Fax No.:  (604) 682-4698
    if to the Lender:
    Mark Smith
    c/o Oakwood Laboratories Ltd.
    7670 First Place
    P.O. Box 461027
    Oakwood, Ohio
    44146

    Fax No.:  (404) 359-0001

or to any other address, fax number or individual that the party designates. Any Notice:
(a) if validly delivered, will be deemed to have been given when delivered;
(b) if validly transmitted by fax before 3:00 p.m. (local time at the place of receipt) on a Business Day, will be deemed to have been given on that Business Day, and
(c) if validly transmitted by fax after 3:00 p.m. (local time at the place of receipt) on a Business Day, will be deemed to have been given on the Business Day after the date of the transmission.

8.4 Waivers. No waiver of any provision of this Agreement is binding unless it is in writing and signed by all the parties to this Agreement except that any provision which does not give rights or benefits to particular parties may be waived in writing, signed only by those parties who have rights under, or hold the benefit of, the provision being waived if those parties promptly send a copy of the executed waiver to all other parties. No failure to exercise, and no delay in exercising, any right or remedy under this Agreement will be deemed to be a waiver of that right or remedy. No waiver of any breach of any provision of this Agreement will be deemed to be a waiver of any subsequent breach of that provision or of any similar provision.

8.5 Further Assurances. The parties hereto will do, execute and deliver or will cause to be done, executed and delivered promptly on request from the Lender or the Borrower as the case may be, all further documents and take all further action reasonably necessary or appropriate to give effect to the provisions and intent of this Agreement and to complete the transactions contemplated by this Agreement.

8.6 Remedies Cumulative. The rights and remedies under this Agreement are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise. No single or partial exercise by a party of any right or remedy precludes or otherwise affects the exercise of any other right or remedy to which that party may be entitled.

8.7 Counterparts. This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed and delivered in any number of counterparts with the same effect as if all parties had all signed and delivered the same document and all counterparts will be construed together to be an original and will constitute one and the same agreement.

8.8 Delivery by Fax. Any party may deliver an executed copy of this Agreement by fax but that party will immediately dispatch by delivery in person to the other parties an originally executed copy of this Agreement.

8.9 Amendments. Except as permitted for certain waivers in Section 8.4, no amendment, supplement, restatement or termination of any provision of this Agreement is binding unless it is in writing and signed by each Person that is a party to this Agreement at the time of the amendment, supplement, restatement or termination.

8.10 Submission to Jurisdiction. Each of the parties irrevocably submits to the jurisdiction of the courts of British Columbia in any Permitted Action and each party to this Agreement waives, and will not assert by way of motion, as a defense, or otherwise, in any Permitted Action, any claim that:
(a) that party is not subject to the jurisdiction of the courts of British Columbia;
(b) the Permitted Action is brought in an inconvenient forum;
(c) the venue of the Permitted Action is improper, or
(d) any subject matter of the Permitted Action may not be enforced in or by the courts of British Columbia.

In any suit or action brought to obtain a judgment for the recognition or enforcement of any final judgment rendered in a Permitted Action, no party to this Agreement will seek any judicial review with respect to the merits of any Permitted Action, whether or not that party appears in or defends the Permitted Action.

8.11 Entire Agreement. This Agreement and all documents contemplated by or delivered under or in connection with this Agreement, constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements, negotiations, discussions, undertakings, representations, warranties and understandings, whether written or oral, express or implied, statutory or otherwise .

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the first date above written.

GLOBALTEX INDUSTRIES INC.


Per:    "Mark Fields"
Authorized Signatory

MARK SMITH




SCHEDULE A

PROMISSORY NOTE



PRINCIPAL AMOUNT:  U.S. $40,000    DUE DATE: April 5, 2003



FOR VALUE RECEIVED, Globaltex Industries Inc. (the "Borrower"), a British Columbia company having its registered and records office at 3000 - 1055 West Georgia Street, Vancouver, British Columbia, V6E 3R3, HEREBY PROMISESTO PAY to the order of Mark Smith, of 5090 Warwick Terrace, Pittsburgh, PA, 15213, (the "Lender") by April 5, 2003 the sum of:

FORTY THOUSAND UNITED STATES DOLLARS
(U.S. $40,000)

This note is given pursuant to a loan agreement between the Borrower and the Lender made as of April 5, 2002 and is to be construed and enforced in accordance therewith.

The Borrower hereby waives presentment for payment, notice of protest and notice of non-payment.


DATED at Vancouver, B.C., this 26th day of March, 2002.

GLOBALTEX INDUSTRIES INC.


Per:   "Mark Fields"     (C/S)
    _____________________
    Authorized Signatory